Exhibit 99.1

Brenmiller Energy Announces Waiver from European Investment

Bank and Advances Toward Debt Settlement in Support of Its BrenX Growth Strategy

Defers the Company’s upcoming loan payment as the parties advance toward a final settlement expected to reduce Brenmiller’s debt, strengthen its balance sheet and support execution of its long-term BrenX growth strategy

TEL AVIV, Israel – July 24, 2026 – Brenmiller Energy Ltd. (NASDAQ: BNRG) (the “Company”, “Brenmiller”, or “Brenmiller Energy”) a leading global provider of Thermal Energy Storage (“TES”) solutions for industrial and utility customers, today announced that the European Investment Bank (“EIB”) has executed a waiver to defer the Company’s upcoming loan payment under the Company’s March 2021 credit facility with the EIB and that the parties are advancing toward a full and final settlement of the existing loan facility — a significant step that, if completed, the Company expects would reduce its debt and strengthen its financial position as it executes the BrenX growth strategy. As part of the waiver, the EIB has agreed to temporarily waive certain rights arising solely from the Company’s scheduled payment obligation with respect to an approximately €1.7 million loan payment due on July 28, 2026, with the waiver remaining in effect through September 15, 2026, unless earlier terminated or extended in accordance with its terms, thereby providing the Company with additional time to pursue a definitive settlement while preserving near-term liquidity, preserving near-term cash as the parties work toward a settlement designed to lower Brenmiller’s debt and free capital for growth.

The process builds on a long-standing relationship with the EIB, whose financing supported Brenmiller in establishing the world’s first gigafactory dedicated to producing TES systems. This manufacturing platform created the industrial foundation for the Company’s proprietary bGen™ technology and helped position Brenmiller to pursue the next stage of its development.

BrenX represents the Company’s evolution from primarily manufacturing and selling TES systems into an integrated industrial energy developer and provider. Under the BrenX strategy, the Company intends to combine its proprietary bGen™ technology with renewable generation, energy management and complementary infrastructure to develop, own and optimize energy assets under long-term commercial structures.

As the Company’s business model evolves, Brenmiller believes its capital structure should evolve with it. The ongoing process with the EIB is intended to give the Company a leaner balance sheet and greater financial flexibility to fund the BrenX model, which aims to generate long-term, recurring revenue. The Company also believes that the process will support a “Made in the EU” initiative, aimed at expanding European manufacturing, supply-chain and project execution capabilities as BrenX grows across the region.

The executed waiver deferring the approximately €1.7 million payment due on July 28, 2026 reflects the constructive nature of the discussions and is a step toward a full and final settlement of the existing loan. The Company expects that settlement would retire the obligation for a meaningful reduction relative to the amounts otherwise payable — strengthening its balance sheet, reducing its debt burden and freeing capital to advance the integrated, long-term BrenX platform.

“The EIB’s financing played an important role in enabling Brenmiller to build a first-of-its-kind industrial platform—the world’s first gigafactory dedicated to producing thermal energy storage systems,” said Nir Brenmiller, Deputy Chief Executive Officer of Brenmiller Energy. “That investment helped us move our technology from innovation to industrial-scale execution and created a foundation, which is now highly relevant to our next chapter.”

“The EIB’s decision to defer our next payment gives us added financial flexibility, and we are now working toward a final settlement that we expect would meaningfully reduce our debt. This is a major positive step toward strengthening our balance sheet and would allow us, upon successful completion of the settlement, to direct more of our resources into building the long-term BrenX platform,” Brenmiller added.

“Brenmiller is evolving from primarily selling thermal batteries into BrenX—an integrated industrial energy developer and provider focused on developing, owning and optimizing energy assets under long-term commercial structures. As the business model changes, it is both natural and necessary that the capital structure evolves with it,” he added.

“We believe that successfully completing this process would connect the EIB’s original contribution to Brenmiller’s industrial foundation with the Company’s next stage of growth. It would help us build on the gigafactory, our technology and our operating experience as we work to establish BrenX as a leading integrated industrial energy company,” he concluded.

The Company and the EIB are continuing to work constructively toward a definitive agreement. Brenmiller believes that successfully completing the process could materially strengthen its balance sheet and give it greater financial flexibility to execute the BrenX growth strategy. The discussions remain ongoing, and there can be no assurance regarding the timing, final terms or completion of any definitive arrangement.

About Brenmiller Energy Ltd.

Brenmiller Energy (Nasdaq: BNRG) is a leading clean energy company powered by proprietary TES technology. Through its patented bGen™ technology and BrenX infrastructure initiative, Brenmiller is evolving from thermal energy storage into integrated clean heat-and-power solutions designed to help industrial and utility customers reduce emissions, improve energy economics, enhance resilience, and accelerate the transition away from fossil fuel-based energy systems. For more information, visit the Company’s website at https://bren-energy.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the expected execution of definitive transaction documents and completion of the proposed purchase of land and related photovoltaic infrastructure assets in Hungary; the anticipated development and expansion of the Hungary site; potential future renewable energy, battery energy storage, TES and digital infrastructure opportunities; the expected benefits of the BrenX strategy; the Company’s ability to generate recurring revenue from the project; the Company’s objective to assemble industrial energy platforms that expand over time, integrate complementary technologies, and create opportunities for additional value creation as market opportunities develop; the potential replication of the BrenX model across Europe to build a differentiated portfolio of strategic energy infrastructure; and the Company’s future growth, plans, expectations and strategic objectives. The Term Sheet described above is not a definitive agreement, the parties may not ultimately reach agreement on definitive agreements and the purchase of the land parcel and related photovoltaic infrastructure assets located next to the Company’s recently purchased operating solar facility in Kaposszekcső, Hungary may not occur. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2026, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

bnrg@crescendo-ir.com